

Focused on Results

EDGEWATER
TECHNOLOGY

2001 ANNUAL REPORT



Company Profile

Edgewater Technology is an award-winning consulting and systems integration firm specializing in providing companies with tailored technology strategies and solutions that target strategic, mission-critical applications through its network of regional solutions centers. Since 1992, we have been assisting organizations break through the barriers of technology by providing strategic technology consulting (Strategy), designing, building, and deploying large-scale enterprise-wide systems (Solutions), and by offering a range of post deployment services (Support) in order to maximize our clients' investment.

Since its inception in 1992, Edgewater Technology has become well respected in the IT services industry by continually focusing on five core values:

- Delivery Excellence;
- Vertical Expertise;
- Technology Excellence;
- Middle-Market Focus;
- Strong Operational Metrics.

Contents

Financial Highlights

Years Ended December 31,	2001	2000	Pro Forma 1999 (1)	Predecessor (1) 1998	Predecessor (1) 1997
(In Thousands, Except Per Share Data)					
Statement of Operations Data:					
Revenues (2)	$ 26,574	$ 31,799	$ 20,023	$18,111	$14,080
Gross profit	10,841	15,965	10,832	10,343	7,943
Operating expenses:					
Selling, general and administrative	10,551	14,411	10,344	6,491	6,700
Depreciation and amortization	5,465	5,078	1,024	501	581
Operating (loss) income	(5,175)	(3,524)	(536)	3,351	662
Interest income (expense) and other, net	2,090	3,077	(1,166)	(199)	(230)
(Loss) income before income taxes	(3,085)	(447)	(1,702)	3,152	432
EBITDA (3)	$ 290	$ 1,554	$ 488	$ 3,852	$ 1,243

	2001	2000
Basic and diluted loss per share from continuing operations (4)	$(0.29)	$(0.06)
EBITDA per share (3)	$ 0.02	$ 0.05
Weighted average shares outstanding (4)		
Basic	12,858	29,212
Diluted	12,858	29,212

As of December 31,	2001	2000
Balance Sheet Data (4)		
Cash and short-term investments	$ 51,501	$145,581
Working capital	49,101	158,154
Net assets from discontinued operations	—	14,831
Total assets	112,847	254,700
Long-term debt, including current maturities	353	608
Stockholders' equity	104,992	237,245
Common shares outstanding (thousands)	11,594	28,693

REVENUES
(dollars in millions)



14.1
18.1
20.0
31.8
26.6
'97 '98 '99 '00 '01

GROSS PROFIT
(dollars in millions)



7.9
10.3
10.8
16.0
10.8
'97 '98 '99 '00 '01

EBITDA
(dollars in millions)



1.2
3.9
0.5
1.6
0.3
'97 '98 '99 '00 '01

BILLABLE HEADCOUNT



107
106
119
188
160
'97 '98 '99 '00 '01

This financial data should be read in conjunction with the consolidated financial statements, the notes to the financial statements and the management's discussion and analysis of financial condition and results of operations included in this report, pages 14 to 36.

(1) The pro forma financial results for 1999 include the preacquisition results of Edgewater Technology for the first quarter of 1999, along with the nine months of our results (postacquisition) for the period from April 1, 1999 through December 31, 1999. The Edgewater Technology first quarter 1999 and predecessor information for the periods presented includes only the financial results of the Solutions business prior to us acquiring it. Accordingly footnoted, the information in this table may not be indicative of the future results of our Solutions business as a stand-alone public company.

(2) Our revenues and cost of services have been restated to include payments for reimbursed expenses as revenues, in accordance with EITF Rule D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred," which was adopted in November 2001.

(3) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is calculated by adding Depreciation and Amortization Expense to Operating (loss) income.

(4) The earnings per share, weighted average shares outstanding and balance sheet information presented for 2001 reflects the consummation of our issuer tender offer on January 30, 2001 at $8.00 per share, pursuant to which we acquired 16.25 million of our common shares for $130 million, and the ClinForce sale transaction where we received $33 million of cash.



Dear Fellow

"We believe the greatest growth potential remains in the middle-market—a niche we are continuing to actively pursue."

No one can deny that the past 18 months has been one of the toughest economic times many of us have ever experienced—first was the shakeout of the information technology ("IT") sector, followed by challenges associated with the global economy. These compounded factors have made many organizations, especially in the IT services sector, reevaluate the way they do business and return to business basics—focusing more on results-driven activities as opposed to hyper-growth opportunities. While we have not been immune to the shifting economy, Edgewater Technology (Delaware) Inc., ("Edgewater Technology") stands strong on its solid foundation of business fundamentals, which includes our middle-market focus, while continually evaluating key metrics of backlog, utilization, and the sales pipeline so we can emerge as a company that is built to last.

Despite these challenges, we continued to "weather the storm" by adding 17 new clients during the year and exiting 2001 with revenue backlog of $12.3 million, which was 14% greater than the $10.8 million year-end backlog reported a year ago. In addition, our Company was cash flow positive for 2001, the direct result of solid business fundamentals, including a disciplined infrastructure, mature internal processes and a strong balance sheet.

We consider 2001 as a transition year. It marks the year that Edgewater Technology became primarily the sole operating subsidiary for our public company, formerly know as StaffMark, Inc., which is now known as "Edgewater Technology Inc." During this transition period, we stayed focused on completing a strategic plan, that was set forth in April of 2000, by transitioning our corporate headquarters and the associated activities of a public company from Fayetteville, Arkansas to Wakefield, Massachusetts. With the headquarters transition completed at the end of December 2001 and the management transition completed in January of 2002, we will maintain our focus on developing new client relationships in 2002 and continue to deepen and strengthen our partnerships.

Stockholders:

Many newly founded service providers are struggling to survive and have been forced to reevaluate their original business plans. Growing at any cost resulted in overbuilding overhead structures, consulting staffs and large capital investments without regard to discipline and processes. It has become apparent that the true survivors will be those organizations who not only have a long history and established customer base, but also have services that mix classic consulting with longer term outsourcing contracts, such as Edgewater Technology.

Since our inception in 1992, Edgewater Technology has demonstrated our ability to develop and retain long-term client relationships, such as American Student Assistance, which has been a customer for over 10 years. We take a partnership approach with our clients and assist them to break through the barriers of technology by providing strategic technology consulting (Strategy), designing, building, and deploying large scale enterprise-wide systems (Solutions), and by offering a range of post deployment services (Support).

In response to changes in the marketplace, where a company's IT infrastructure is playing an increasingly pivotal role in gauging and assuring the overall state of a business, we have expanded our Support services to include Custom Application Outsourcing Services—which we define as services that enable our clients to strategically outsource the long-term "care and feeding" of their applications. Our Custom Application Outsourcing Services provide clients with flexible and customized solutions ranging from remotely managing customer assets at their site to facilities management of the customer's assets on our site; to a complete solution, with Edgewater Technology providing all services. Depending on the size of an organization, these services enable organizations to: leverage technology for competitive advantage without signing up for a large internal investment in IT time and resources (human capital and hardware); provide the flexibility of being able to strategically outsource mid-size systems without disrupting their own IT base; or allow companies to experiment with new services and approaches on a cost advantage basis given their internal cost structure and potential loss of focus. By expanding our outsourcing services to our customers, we have the ability to generate additional revenue opportunities.

We will expand our vertical and practice area expertise to support growth organically and continue to evaluate strategic opportunities that would augment our vertical businesses and/or increase our geographic presence. While we have explored many acquisition possibilities, we intend to be selective and look for opportunities that have a solid financial base and would be beneficial to our stockholders. With solid fundamentals, exceptional talent, and an in-depth understanding of the trends and technologies driving the marketplace, Edgewater Technology is well positioned for growth when a boost in IT spending occurs.

I want to extend my appreciation to Edgewater Technology's team of professionals, our clients, and Edgewater Technology, Inc. stockholders for their continued support and commitment.

Shirley Singleton
President and Chief Executive Officer
Edgewater Technology, Inc.

April 2002



Understanding Our

Since our founding in 1992, Edgewater Technology has taken a partnership approach with its clients, targeting strategic, mission-critical applications. We service our clients by leveraging a combination of leading-edge technologies and proven re-engineering techniques provided through our network of solutions centers strategically positioned across the United States.



CASE STUDIES: PROVEN RESULTS

Cyrk—Building a Brand

Since its first industry appearance in 1976, Cyrk has become the nation's leading corporate merchandise services firm that builds corporate customer value through merchandise-based marketing innovation. In 2001, when Cyrk spun off from its parent company, its management team set clear goals which included focusing its attention on creating operational efficiencies, continuing its commitment to invest in technology, executing its re-branding efforts and building an organization around the best talent in the industry.

With technology as a cornerstone of Cyrk's goals and continued success, the company turned to Edgewater Technology to conduct a preliminary review and assessment of the next best steps for implementing the necessary infrastructure for the newly spun-off company. After meeting with Cyrk's managerial team to better understand its business processes in three major areas: finance, operations, and front-end, we presented recommendations and a long-term plan to Cyrk's management team, which would enable the organization to save money on its current and future IT infrastructure without jeopardizing service quality, scalability, and security to its clients.

By partnering with Edgewater Technology to evaluate its IT infrastructure, Cyrk has been able to realign IT costs while continually providing operational efficiencies.

"After spinning off from our parent, it was obvious that we needed to evaluate our IT infrastructure and tailor it to the needs of the smaller, independent Cyrk entity. Edgewater Technology was instrumental in assisting us with the evaluation process and in the creation of a 2 to 3 year plan that would enable Cyrk to save money without jeopardizing service quality, scalability, security, and recoverability."

—Bob Siemering, CEO, Cyrk, Inc.

American Student Assistance (ASA)—Head of the Class

As one of the nation's leading student loan guarantors, ASA is dedicated to assisting students and their parents in successfully completing a program of education financing and repayment by leveraging the most innovative technologies. Incorporated in 1956, ASA guarantees more than $676 million in student loans annually and currently manages a student loan portfolio worth $6 billion.

"By leveraging Edgewater Technology's technical and consulting expertise, ASA has been able to develop and implement a flexible, state-of-the-art loan processing system, ASA Enterprise, that has solidified its position at the technological forefront of the education financing industry."

—Alex Shapiro, Chief Information Officer, ASA

Since 1992, we have maintained a strong relationship with ASA developing and refining a real-time loan processing system that positions ASA for continued growth through its ability to bring new products and services to market quickly and efficiently. The customized solution that has been developed for ASA allows maximum flexibility. Since its roll-out, ASA has been able to respond to new regulatory and industry changes quickly, ensuring that each new product or service it offers is timely and 100% compliant.

With this flexible and scalable system, ASA can accommodate an increase in loan volumes, integrate newer technologies as they come into use and provide superior customer service with easy access to loan status coupled with enhanced search capabilities. Working as a true partner with Edgewater Technology, ASA is able to maintain their competitive advantage by leveraging web-based technologies.



With a long-term, established relationship, ASA and Edgewater Technology have joined forces to deliver comparable real-time loan processing systems to other financial aid guarantors.

Clients' Needs



Angel Flight Northeast Spreads Their Wings

Angel Flight Northeast (AFNE) is a privately owned non-profit organization that provides air transportation for medical patients and their families who cannot afford to pay for commercial flights. As AFNE's outreach grew along with the need for its services, it was facing challenges to fill flights and keep track of data pertaining to patients, medical facilities, pilots, aircrafts and airports through its currently understaffed group of coordinators. AFNE was in need of a more sophisticated, customized system that would help streamline this process without jeopardizing current status logs.



"Edgewater Technology helped take Angel Flight out of the dark ages of communications and into the 21st Century. With 800 pilots, 100 dedicated volunteers and thousands of patients, Edgewater helped turn contacting pilots from a time-consuming task into one that is extremely efficient and more comprehensive."

—Larry Camerlin, President, Angel Flight NE

After examining AFNE's technology, processes and the communication mechanism it communicates with its "angels" and patients, Edgewater Technology recommended that an interactive Web site, with an underlying infrastructure, be created so that pilots could access open flights and request them via the Internet at their convenience—24x7. With this in mind, and working in conjunction with AFNE's staff, Edgewater Technology, initially enhanced AFNE's Visual Basic Application, which was used for daily mission coordination. Edgewater Technology then developed an interactive pilot Web site.

With the new enhancements to the system and an interactive pilot Web site, mission coordinators are able to handle requests more efficiently.

Marten Puts Clients' Shipment Data on the Right Track

Marten Transport, Ltd. (Marten) is a full-load transportation company that specializes in temperature- and time-sensitive transportation services to customers nationwide. A leader in its industry, Marten is ranked as one of the top 100 transportation companies in the United States and continuously looks for innovative ways to distinguish themselves from their competition.

Marten Transport, Ltd. built its reputation on a high level of commitment to service for both their customers and employees. As it continues to grow, it has seen an increase in its call center workload. Marten's call center representatives perform dual functions—supporting the drivers and customers. Marten found that its call center resources were overloaded with requests under their old tracking process.

"We choose Edgewater Technology to work with us based on their solid understanding of Internet security issues, technical expertise and their ability to have locally-based staff work closely with us during the entire project lifecycle."

— Sue Baier, VP of Information Systems, Marten Transport

Shipment tracking is a critical function for Marten and providing this information to their clients accurately and quickly is crucial. In order to accommodate the increase in customer requests, and to provide up-to-the-minute data, Marten turned to Edgewater Technology to develop an innovative real-time tracking system that would allow its customers access to tracking information via Marten's internal system, without the involvement of a call center representative. The tracking system's functionality includes a personalization feature that forwards automatic e-mail notification to Marten's customers when their shipment arrives at the appropriate destination. This feature allows customers to conduct other crucial business activities while the system "watches" the shipment and alerts the customer electronically when the shipment arrives.

By developing a Web-based shipment tracking system, Edgewater Technology has given Marten the tools to offer their customers 24x7 access to shipment data via a secure network.

"Our outstanding team of industry professionals and technologists understand the challenges facing today's organizations—enabling us to deliver sharply focused solutions tailored to each client's specific business and technology needs."

—David Gallo, Chief Operating Officer



Vertical Leadership



"In order to achieve critical business goals while differentiating themselves from the competition, companies realize that they must continually invest in technology. With flexible methods, a team-focused approach and leading-edge innovations, Edgewater Technology continually aligns custom technology solutions to key business drivers."

—Jon Land, Vice President of Industry Solutions

Since 1992, Edgewater Technology has been leveraging our knowledge of vertical industries coupled with a broad base of key strategic technologies to deliver award-winning tailored strategies and solutions. The primary vertical markets we focus on are Financial Services; Healthcare; Retail and Emerging Verticals. We also provide horizontal service offerings, including Customer Service and Supply Chain, which support each vertical.

Financial Services

Edgewater Technology brings a decade of financial services experience, including proven expertise in market segments such as Insurance (life, property and casualty, risk management, reinsurance); Banking (payments and transaction processing); and Managed Assets (asset management, sales and trading, investment banking) to each client engagement. Our team of professionals has worked hand-in-hand with financial service organizations enabling us to develop a comprehensive technical understanding of the business processes and technology issues related with implementing and deploying technology solutions within the financial services marketplace.

Healthcare

With the cost of healthcare rising at an accelerated rate and competition getting tighter and tighter, healthcare organizations are beginning to undergo a major transformation of improving internal operations, reducing administrative and clinical costs, and becoming more "customer focused." Leading healthcare organizations have turned to Edgewater Technology to leverage our industry knowledge, experience, intellectual capital and methodologies to create strategies and tailored technology solutions that reduce our clients' costs while bringing new products to market quicker and more efficiently.



"With ten years of proven technology and financial services business expertise, we provide our financial services clients with solutions that intimately link business process strategy to technology implementation."

—Steve Bailey, Vice President of Industry Solutions

"We have excelled in building custom solutions and integrating them with existing environments as an alternative to expensive system replacements."

—Lawrence Fortin, Director of Consulting Services

Retail

In today's increasingly sophisticated retail world, a dramatic increase in the use of technology to move and monitor goods globally, track inventory, and improve customer service is taking place. The primary challenge for most retailers is understanding how the Internet and related technologies can be leveraged to improve performance and boost bottom-line profits while gaining competitive advantage.

With proven experience, Edgewater Technology understands the challenges that retailers face. We have defined, prioritized and built technology solutions for leading retailers that deliver operational efficiencies, expand product offerings, and improve customer service. Underlying our technology solutions are timely data collection and reporting tools for proactive decision-making. Our customized solutions meet our clients' requirements while leveraging existing investments.



Emerging Markets

More and more organizations are exploring new ways of leveraging technology to streamline processes while gaining an edge on their competition.

Our Emerging Markets vertical focuses on delivering strategies and customized solutions to organizations within untapped verticals, which are just beginning to leverage the use of technology. We have successfully delivered customized technology solutions to customers within such industries as agriculture and livestock, higher education and non-profit organizations. We have also designed customized solutions for organizations to solve human resource issues or facilities management concerns.

Regardless of the vertical market in which our clients conduct business, Edgewater Technology's focus on key industries gives us an in-depth understanding of what our clients do, what fuels their businesses, and how we can improve their bottom lines for not only the near term but long term as well. Edgewater Technology brings vertical industry knowledge together with a broad base of key strategic technologies. We use an iterative development methodology, with a focus on quality assurance and project management, to achieve rapid deployment capability and success in assisting organizations move through the barriers of technology transition.

"Edgewater Technology has the expertise to assist and guide our clients with streamlining and integrating their operations and systems by leveraging innovative technologies."

—Diane Ort, Director of Consulting Services



Leveraging

"Edgewater Technology is well positioned for future growth and to emerge as a company built to last—our balance sheet reflects our stability—our experienced management team is committed to growth—our history of strong operating metrics and delivery expertise is enviable."

– Kevin R. Rhodes, Chief Financial Officer

With a disciplined infrastructure, mature internal processes and a strong balance sheet, Edgewater Technology has a solid foundation for future growth and can emerge as a company that is built to last. Our success can be attributed to continually focusing on five key core values that differentiate us from the competition:

Delivery Excellence

With today's economy dramatically changing, clients are focused more than ever on partnering with solutions providers who consistently deliver results and quantifiable solutions that provide their organization with measurable benefits. Edgewater Technology is one of a few solutions providers that can boast having a proven record of delivery excellence—which is not only critical to attracting and winning clients, but also retaining them.

Our enviable delivery history is built upon ten years of proven methodology and processes and by continually delivering solutions that work, on time and within budget. Our record of delivery excellence is the result of a well-defined business plan, highly trained professionals, strong technical expertise, established implementation and support methodologies. Most importantly, we provide effective and continued communication throughout the entire process.

By being 100% committed to successfully delivering the solutions we create for our clients, Edgewater Technology has been able to build long-term relationships of trust with our clients who continue to turn to us for their IT needs.

Vertical Expertise

Our team of consultants bring vertical industry knowledge together with a broad base of key strategic technologies to serve our clients' technology needs. Edgewater Technology uses an iterative development methodology, with a focus on quality assurance and project management, to achieve rapid deployment capability and success in assisting organizations move through the barriers of technology transition.

Our team of consultants have expertise in numerous vertical markets including Financial Services (retail banking; insurance; portfolio/asset management), Healthcare, Retail and Emerging Markets (higher education; transportation), while we also focus on service offerings that cross each vertical such as Customer Service and Supply Chain.

Technology Excellence

Edgewater Technology extends proven strategic technologies through the focus of vertical business practices to build scalable custom solutions providing a solid return on investment (ROI) and thereby delivering competitive advantage to our clients.

Edgewater Technology provides a "full circle" of services from strategy to development to hosting support. Our team of professionals has the technology expertise, coupled with vertical knowledge, to offer comprehensive strategies and solutions. Our established partnerships with industry leaders enable us to deliver market-leading insights and innovative solutions that meet our clients' diverse business needs—faster. And the faster

Our Strengths



"As a trend in technology consolidation and integration occurs during the next few years, strategic investments in enterprise software and Internet technologies will be integral to every organizations' IT infrastructure. Edgewater Technology's strength of building scalable, mission-critical transaction processing systems will enable our clients to meet the demands of this trend and their future technology needs."

– David Clancey, Chief Technology Officer

we deliver our value-based solutions to clients, the faster they can achieve and sustain the measurable results that their clients, vendors and their industry demand.

Our areas of technical expertise include: Web-based solutions; architectural strategy; Internet/Intranet/Extranet; e-commerce; computer telephony; transaction processing; and legacy systems integration.

Middle-Market Focus

The middle-market, defined as companies and/or subsidiaries of large corporations with $50 million to $1 billion in revenue, is a large growing segment of the economy and is Edgewater Technology's "sweet spot."

Edgewater Technology is positioned to serve the technology needs of the middle-market through the strategic positioning of solutions centers in second-tier cities in which middle-market enterprises typically reside. By leveraging our solutions center, we are able to create a virtual development environment that allows for efficiencies in staff management while servicing clearly defined markets to leverage technology to gain competitive advantage.

Strong Operational Metrics

With the shakeout of the IT services sector and the demise of many organizations, clients want to be assured of the long-term viability of the partner they choose to deliver strategies and solutions. Edgewater Technology's strong operating history and solid balance sheet provides our clients with that assurance. Since our founding in 1992, Edgewater Technology's original management team has built an organization that is defined by a record of operational excellence, controlled growth and a strong balance sheet.

We support our customers by continuing to explore new technologies, while consistently maintaining efficiencies, processes, and overall performance, sometimes passing up short-lived hyper growth for consistent financial performance and strong operational metrics.

Strategy, Solutions



"Today's buyer of IT services understands more than ever that choosing the right vendor is critical to their business's success. Edgewater Technology's success is distinct by our unmatched record of delivery excellence, state-of-the-art technology expertise and a focus on building solutions and applications that deliver measurable ROI."

—Frank Mainero, Senior Vice President of Corporate Development

Since 1992, Edgewater Technology has been assisting organizations break through the barriers of technology by providing strategic technology consulting (Strategy), designing, building, and deploying large scale enterprise-wide systems (Solutions), and by offering a range of post deployment services (Support).

Strategy

In order to compete in today's challenging economy, organizations are increasingly focused on investments that can deliver a measurable return on investment (ROI). Technology is one such investment that organizations are leveraging to improve operational efficiencies while maximizing their investment.

Edgewater Technology works with our clients to determine which IT investments provide the most value and how to apply technology to support their business goals—whether their goals be cost reductions, process improvements, customer service improvements or expanding into new markets and product lines.

Edgewater Technology's strategy services include analyzing our clients' business goals, business processes and existing technology infrastructure. We typically evaluate both packaged and custom alternatives to solve a particular client's challenges and we formulate recommendations for a technology solution strategy. We emphasize quantifying the projected business impact of our recommended solutions in financial terms, as a means to ensure that our strategy recommendations drive business value. We provide a tactical road map that our clients can implement immediately, as opposed to high-level consulting advice that often results in additional planning engagements prior to development and implementation.

Solutions

With the hype of the Internet-driven economy behind us, companies are clearly recognizing that IT plays a more profound role in their business. They are seeking to leverage the strength of technology to support growth; assist in information sharing and collaboration; and make real-time analytics and customization possible. Organizations that understand the huge potential of technology to transform their businesses are the clear winners in today's marketplace.

Edgewater Technology specializes in developing and implementing technology applications that are tailored for each client's unique business needs. Using a collaborative approach, our specialists take the time to understand a client's core business objectives and determine how technology can assist them in achieving their goals, not only in the immediate future but also in the long term. The customized applications we develop are both flexible and scalable. Flexibility is critical so that clients can easily integrate Edgewater Technology's solutions

Support


STRATEGY
SOLUTIONS
SUPPORT
Define Technology
Strategy
Create Business Case
Develop Roadmap
Design, Build, Deploy
Custom Applications
Custom Integration
Application
Outsourcing

with their existing systems, upgrade solutions for technological changes and respond to developments in how business is conducted on the Internet. Scalability is also critical to our customers because they often experience significant increases in transaction volume within a short-time period.



Support

In today's ever-changing business and economic environment, organizations are realizing that they need to move swiftly with external help to adapt to change, seize new opportunities as they arise, and meet the demands for increased productivity and reduced costs. In order to stay competitive, organizations realize the need for flexible, comprehensive access to information system operations. To continue to change, while maintaining a competitive advantage, companies need the ability to match their computing resources to their current business needs.

Edgewater Technology works with our clients to assist in the long-term care and feeding of their custom application. We provide flexible and custom solutions that can range from remotely managing customer assets at onsite customer locations, to facilities management of our customer assets on Edgewater Technology's site; or a complete solution with Edgewater providing all services, including strategy, solutions and support. Depending on the size of an organization, these services can allow our clients to leverage technology for competitive advantage without signing up for a large internal investment in IT time and resources (human capital and hardware); enjoy the flexibility of being able to strategically outsource their IT systems without disrupting their own IT base; or experiment with new services and approaches on a cost-advantage basis given their internal cost structure and potential loss of focus.

Partnerships

"Edgewater Technology focuses on partnerships that bring a total IT solution to the customer, drive shareholder value and maintain our competitive advantage. We work with a select group of industry partners that integrate well with our focus on delivering innovative end-to-end solutions."

—Betsy Norris, Vice President, Business Development



"For over 10 years, American Student Assistance (ASA) has partnered with Edgewater Technology integrating large-scale solutions, such as the ASA Enterprise System. Edgewater's proficiency in technology, coupled with ASA's extensive expertise in student loan processing and systems development, has enabled ASA to successfully deploy its real-time loan processing system for the Oregon Student Assistance Commission and allows us to deliver comparable systems for other financial aid guarantors."

—Paul Combe, President of ASA

At Edgewater Technology, the strategic partnerships that we form with leading and emerging technology companies are integral to the way we build our business. We partner with companies whose skill sets provide maximum synergy with Edgewater's broad and evolving service offerings. By leveraging our individual and collective strengths through fully integrated partnerships, both organizations can capitalize on key market opportunities. Our partnerships enable us to deliver high-performance business and technology solutions, that evolve from strategy development to solution creations and implementation, to ongoing support.

Due to the highly focused nature of these business relationships, many partnerships are aligned to complement our service offerings by adding skills, technology and insights that expand our capabilities across many of the industries we serve. These best-of-breed partnerships enable us to deliver innovative end-to-end solutions that meet our clients' diverse business needs: cost reductions, speed-to-market, revenue increases, and a competitive advantage in their market.

To date, Edgewater Technology has established working relationships with a number of industry leaders, including ◦ Microsoft ◦ Document Sciences ◦ IBM ◦ Symbol Technologies ◦ American Student Assistance (ASA) ◦ BEA ◦ Sun Microsystems ◦ Oracle ◦ Financial Fusion ◦ Webridge ◦ Macromedia.

Providing our clients a seamless solution with the maximum rate of return is priority number one—for this reason Edgewater Technology will continually expand our partner program to further develop, maintain, and expand alliance relationships with service and product companies that complement our skills, enhance our vertical approach and drive revenue. We will leverage these partnerships to bring the total IT solution to the customer, accelerate their time-to-market and establish Edgewater Technology as a leading solutions provider.

"As a leading systems integrator, Edgewater Technology's custom development and integration expertise equips Document Sciences with the ability to expand our end-to-end solution capabilities through a full range of products and services."

—Jack McGannon, Chief Executive Officer
of Document Sciences Corporation

Edgewater Technology, Inc.

Financial Table of Contents

Selected Financial Data

Selected Historical Financial Information

The following selected historical financial results for all periods presented under this caption have been restated to present our former operating businesses consisting of the Commercial segment, Robert Walters, Strategic Legal, IntelliMark and ClinForce as discontinued operations. Edgewater Technology, currently our only operating business and formerly our Solutions segment, was acquired effective April 1, 1999 and the following selected historical financial information presents post-acquisition financial results only for this segment. We believe that the "Selected Historical Financial Information" should be read in conjunction with our audited financial statements, notes to the financial statements and "Other Summary Financial Information" reported under this caption and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

Years Ended December 31,	2001	2000	1999	1998	1997
(In Thousands, Except Per Share Data)					
Statement of Operations Data:					
Revenues (1)	$26,574	$ 31,799	$15,256	$ —	$ —
Cost of services (1)	15,733	15,834	7,128	—	—
Gross profit	10,841	15,965	8,128	—	—
Operating expenses:					
Selling, general and administrative (2)	10,551	14,411	9,107	—	—
Depreciation and amortization	5,465	5,078	895	—	—
Operating loss	(5,175)	(3,524)	(1,874)	—	—
Interest income (expense) and other, net	2,090	3,077	(1,099)	—	—
Loss before income taxes and extraordinary item	(3,085)	(447)	(2,973)	—	—
Income tax provision (benefit) (3)	593	1,234	(875)	—	—
Net loss from continuing operations before extraordinary item	(3,678)	(1,681)	(2,098)	—	—
(Loss) income from discontinued operations	(904)	(113,534)	32,311	18,639	20,262
Gain from discontinued operations	6,514	64,368	—	—	—
Extraordinary item, net of applicable taxes	(27)	(360)	—	—	—
Net income (loss)	$ 1,905	$ (51,207)	$30,213	$18,639	$20,262
EBITDA (4)	$ 290	$ 1,554	$ (979)		
Basic earnings per share:					
Continuing operations	$(0.29)	$(0.06)	$(0.07)	$ —	$ —
Discontinued operations	$ 0.44	$(1.68)	$ 1.10	$0.65	$0.84
Extraordinary item	$ —	$(0.01)	$ —	$ —	$ —
Net income (loss)	$ 0.15	$(1.75)	$ 1.03	$0.65	$0.84
EBITDA (4)	$ 0.02	$ 0.05	$(0.03)	$ —	$ —
Diluted earnings per share:					
Continuing operations	$(0.29)	$(0.06)	$(0.07)	$ —	$ —
Discontinued operations	$ 0.44	$(1.68)	$ 1.09	$0.63	$0.82
Extraordinary item	$ —	$(0.01)	$ —	$ —	$ —
Net income (loss)	$ 0.15	$(1.75)	$ 1.02	$0.63	$0.82
EBITDA (4)	$ 0.02	$ 0.05	$(0.03)	$ —	$ —

(continued)

As of December 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash equivalents and short-term investments	$ 51,501	$ 145,581	$ 9,857	$ 4,151	$ 625
Working capital	49,101	158,154	13,122	(1,433)	6,632
Net assets from discontinued operations	—	14,831	543,601	459,355	234,963
Total assets	112,847	254,700	614,059	470,234	234,905
Long-term debt, including current maturities	353	608	291,090	176,700	12,000
Stockholders' equity	104,992	237,245	293,049	260,825	219,836
Outstanding shares	11,594	28,693	29,401	29,083	19,139

Other Summary Financial Information

The following table presents pro forma and predecessor financial results of our Edgewater Technology Solutions business, as well as 2000 and 2001 historical information. The pro forma financial results for 1999 include the preacquisition results of Edgewater Technology for the first quarter of 1999, along with the nine (9) months of our results (post-acquisition) for the period from April 1, 1999 through December 31, 1999. The predecessor financial information for 1997 and 1998 represent solely the results of the Edgewater Technology Solutions business and do not include any of our financial results. The Edgewater Technology first quarter 1999 information and predecessor information for the periods presented does not take into account the allocation of corporate SG&A that is associated with operating a public company or amortization of intangibles which were a result of the acquisition. Accordingly, the information in the following table may not be indicative of the future results of our Solutions business as a stand-alone public company.

	Historical		Pro Forma	Predecessor	
Years Ended December 31,	2001	2000	1999	1998	1997
(In Thousands, Except Per Share Data)					
Statement of Operations Data:					
Revenues (1)	$26,574	$31,799	$20,023	$18,111	$14,080
Cost of services (1)	15,733	15,834	9,191	7,768	6,137
Gross profit	10,841	15,965	10,832	10,343	7,943
Operating expenses:					
Selling, general and administrative (2)	10,551	14,411	10,344	6,491	6,700
Depreciation and amortization	5,465	5,078	1,024	501	581
Operating (loss) income	(5,175)	(3,524)	(536)	3,351	662
Interest income (expense) and other, net	2,090	3,077	(1,166)	(199)	(230)
(Loss) income before income taxes	(3,085)	(447)	(1,702)	3,152	432
Income tax provision (benefit) (3)	593	1,234	(501)	1,230	174
Net (loss) income from continuing operations	$(3,678)	$(1,681)	$(1,201)	$ 1,922	$ 258
EBITDA (4)	$ 290	$ 1,554	$ 488	$ 3,852	$ 1,243
Basic and diluted earnings per share:					
Continuing operations	$(0.29)	$(0.06)	$(0.04)		
Pro forma continuing operations (5)	$ 0.05	$ 0.09	$(0.02)		
EBITDA (4)	$ 0.02	$ 0.05	$ 0.02		

(1) Our revenues and cost of services have been restated to include payments for reimbursed expenses as revenues, in accordance with EITF Rule D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred," which was adopted in November 2001.

(2) Included in SG&A are corporate costs of $0.4 million, $3.1 million and $5.0 million for 2001, 2000 and 1999, respectively, that were not allocable to our Solutions business unit. These costs were incurred in historical periods based on a larger public company and a different corporate structure and are not necessarily indicative of corporate costs that will be necessary to operate our Solutions business unit as a stand-alone public company.

(3) The federal income tax provision primarily results from nondeductible goodwill amortization. These taxes will not be paid out in cash, as we will utilize net operating losses to offset these taxes.

(4) EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is calculated by adding Depreciation and Amortization Expense to Operating (loss) income.

(5) Effective January 1, 2002, as the result of a change in generally accepted accounting principles, goodwill will no longer be amortized. Pro forma earnings per share excludes goodwill amortization expense of $4.3 million for 2001 and 2000 and $0.5 million for pro forma 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data," and our audited financial statements and the related notes thereto appearing elsewhere in this Annual Report.

Background and Overview of Solutions Business

Edgewater Technology, Inc. ("Edgewater Technology" or the "Company" f/k/a Staffmark, Inc.) is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services to middle-market companies and divisions of large Global 2000 companies. We develop scalable technology solutions, which expedite business processes and provide competitive advantages for our clients. Our consultants collaborate with clients to translate business goals into technology-driven strategies. Headquartered in Wakefield, Massachusetts, Edgewater Technology has developed a partnership approach with our clients, targeting strategic, mission-critical applications. With approximately 160 technical consulting professionals at the end of 2001, Edgewater Technology services our client base by leveraging a combination of leading-edge technologies and proven reengineering techniques provided by our network of solutions centers throughout the United States.

Edgewater Technology offers an end-to-end platform of technology-driven business solutions to help organizations tackle the barriers of technology transition, including:

(1) **Strategy**—We advise our customers on how to apply technology to support the achievement of their business goals—whether their goals are reduction in cost, process improvements, customer service improvements or expanding into new markets and product lines. Our strategy services include analyzing the customer's business goals, business processes and existing technology infrastructure. We typically evaluate both packaged and custom software alternatives to solve their problem and formulate recommendations for a technology solution strategy. We emphasize quantifying the projected business impact of our recommended solutions in financial terms, as a means to ensure that our strategy recommendations drive business value. We provide a tactical road map that our customers can implement immediately, as opposed to the type of high-level consulting advice that requires additional planning prior to being implemented.

(2) **Solutions**—We design, build, and deploy large-scale enterprise-wide systems. Edgewater Technology's solutions services include developing and implementing custom applications as well as "blend-in" packaged applications to create flexible, scalable custom solutions that integrate a customer's Web presence, customer service and back-office legacy systems into technology-driven applications.

(3) **Support**—We provide a spectrum of post-deployment support services, including Internet application outsourcing, site maintenance and 7x24 hour monitoring.

With a ten year history, Edgewater Technology has focused, through our operating company, on five key core values that differentiates it from the competition:

(1) **Delivery Excellence**—We have an enviable delivery history that is built upon a proven methodology and processes. Our delivery excellence is a derivative of a well-defined business plan, highly trained professionals, strong technical expertise, established implementation and support methodologies and most importantly, effective and continued communication with our clients throughout the entire process.

(2) **Vertical Expertise**—We bring vertical industry knowledge together with a broad base of key strategic technologies. Edgewater Technology uses an iterative development methodology, with a focus on quality assurance and project management, to achieve rapid deployment capability and success in assisting organizations move through the barriers of technology transition. The primary vertical markets where we have developed core competencies to deliver our products and services include: Financial Services (retail banking; insurance; portfolio/asset management); Healthcare (managed care; life sciences); Retail and Emerging Markets (higher education, transportation), while we also focus on service offerings that cross each vertical such as Customer Service and Supply Chain.

(3) **Technology Excellence**—We extend our services through proven key strategic technologies that focus on vertical business practices to build scalable custom solutions providing a solid return on the investment and thereby competitive advantage to our clients. Edgewater Technology's areas of technical expertise include: Web-based solutions; architectural strategy; Internet/Intranet/Extranet; e-commerce; computer telephony; transaction processing and legacy systems integration.

(4) **Middle-Market Focus**—We are well positioned to serve the technology needs of the middle-market through our solutions centers based in second-tier cities in which middle-market enterprises typically reside. The middle-market, defined as companies and/or subsidiaries of large corporations with $50 million to $1 billion in revenue, is a large growing segment of the economy.

(5) **Strong Operational Metrics**—Edgewater Technology's original management team has built an organization that is defined by a record of operational excellence, using electronic processes and systems to manage our consultant resources, and disciplined financial practices resulting in predictable utilization, gross profit and a strong balance sheet.

Results for the Year Ended December 31, 2001 Compared to Results for the Year Ended December 31, 2000

Revenues. Revenues decreased $5.2 million, or 16.4%, to $26.6 million for 2001 compared to $31.8 million for 2000. Revenues decreased primarily due to an economic slowdown that has affected spending for information technology services resulting in postponed or delayed customer projects. Our project backlog at December 31, 2001 was $12.3 million, an increase of 13% over the same period last year.

Gross Profit. Gross profit decreased $5.2 million, or 32.1%, to $10.8 million for 2001 compared to $16.0 million for 2000. Gross profit decreased due to decreased revenue and lower utilization rates. Gross profit as a percentage of revenue decreased from 50.2% in 2000 to 40.8% in 2001. Utilization rates have declined from over 80% on a historical basis to 72.2% during 2001, resulting in lower gross profit and gross margin as compared to the prior year. This decrease is primarily the result of lower revenues and the retention of our non-utilized consultant base in order to provide for growth, which did not materialize during 2001. As a result, we implemented a workforce reduction on February 28, 2002 to better align our consultant base to our expected revenues in the first half of 2002.

Selling, General and Administrative Expense (SG&A). SG&A decreased $3.8 million, or 26.8%, to $10.6 million for 2001, compared to $14.4 million for 2000. SG&A as a percentage of revenue was 39.7% and 45.3% for 2001 and 2000, respectively. SG&A decreased as a result of lower payroll and bonus expense and a reduction in recruiting expense and associated costs of hiring new staff.

EBITDA. EBITDA decreased $1.3 million to $0.3 million for 2001 as compared to $1.6 million for 2000. EBITDA as a percentage of revenues was 1.1% and 4.9% for 2001 and 2000, respectively. The decrease in EBITDA and EBITDA margin is primarily the result of the economic slowdown, which resulted in lower revenues and decreased gross profit, as well as lower utilization rates somewhat offset by lower SG&A costs.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.4 million to $5.5 million for 2001, as compared to $5.1 million for 2000. This increase is a result of the reallocation of Edgewater Technology's purchase price between goodwill and intangible assets during the fall of 2000, with the intangible assets having a shorter amortization period than the amortization period for our goodwill.

In June 2001 and August 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," respectively. Under SFAS 142, goodwill, as well as other intangibles determined to have an infinite life, will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. This statement is effective beginning January 1, 2002. Accordingly, at the end of our fiscal year December 31, 2001, we will discontinue amortizing our intangible asset related to goodwill and will periodically review the intangible assets for impairment. Our Company has assessed the impact of SFAS 142 and anticipates recording an impairment charge in a range of $12-$14 million against goodwill during the first quarter of 2002. Goodwill amortization was $4.3 million for the years 2001 and 2000.

Operating Loss. Operating loss increased $1.7 million to $5.2 million for 2001 compared to $3.5 million for the same period last year. Operating losses increased from the prior year primarily due to lower revenues and gross profit affected by the delay in spending for information technology services, as well as higher amortization expense.

Interest Income (Expense) and Other, Net. We earned net interest income of $2.1 million for 2001 as compared to $2.3 million for 2000. Interest expense in 2000 was primarily related to borrowings on our credit facility to fund working capital requirements, the cash portion of our acquisitions and additions to property and equipment. Using the proceeds from the sale of our various non-Solutions business and divisions, all borrowings were repaid in July 2000 and excess cash amounts were placed in short-term investments, used to fund the Tender Offer, repurchase shares of our common stock under our stock purchase program and for general corporate purposes. Interest income is primarily related to interest generated from the investment of excess cash amounts.

Net Loss from Continuing Operations. Net loss from continuing operations increased $2.0 million, to $3.7 million for 2001 as compared to $1.7 million in 2000. In addition to the issues discussed above, such as the increase in amortization, the net loss from continuing operations for 2001 increased as a result of a required tax provision of $0.6 million due to non-deductible goodwill amortization. These taxes will not be paid out in cash as we will utilize net operating losses to offset such taxes. Our net operating tax losses relate to the sale of our non-Solutions businesses and divisions and resulted in a deferred tax asset of approximately $22.0 million for use to offset taxable income in future years.

Results for the Year Ended December 31, 2000 Compared to Results for the Year Ended December 31, 1999

Revenues. Revenues increased $16.5 million, or 108.4%, to $31.8 million for 2000 compared to $15.3 million for 1999. The primary reason for the increase was the inclusion of Edgewater Technology for the entire year in 2000, as we acquired our Solutions segment effective April 1, 1999. Revenues also increased due to new customers, higher revenues from existing customers and higher billable headcount as we operated new offices in Arkansas, Minnesota and New Hampshire during 2000. Revenues increased $11.7 million, or 59.1%, year over year on a pro forma basis, which includes preacquisition Edgewater Technology results for the first quarter of 1999. Project backlog was $10.9 million at December 31, 2000, an increase of 38% over 1999.

Gross Profit. Gross profit increased $7.8 million, or 96.4%, to $16.0 million for 2000 compared to $8.1 million for 1999. Gross profit increased due to increased revenue and from the inclusion of Edgewater Technology for the entire period in 2000. Gross profit increased $5.1 million, or 47.4%, year over year on a pro forma basis, which includes Edgewater Technology's preacquisition results for the first quarter of 1999. Gross profit as a percentage of revenue decreased from 54.0% in 1999 to 50.6% in 2000. Including Edgewater Technology's preacquisition results for the first quarter of 1999, pro forma gross margin was 54.6% in 1999. While utilization rates were above 80% during 2000, gross margin was lower than the prior year primarily as a result of the planned increase in consultant bench time during 2000 that was necessary for future growth.

SG&A. SG&A increased $5.3 million, or 58.5%, to $14.4 million for 2000 compared to $9.1 million for 1999. SG&A as a percentage of revenue was 45.7% and 60.6% for 2000 and 1999, respectively, and 52.2% in 1999 on a pro forma basis that includes preacquisition results for Edgewater Technology for the first quarter of 1999. Edgewater Technology's SG&A increased as a result of our planned increase in consultants, as well as planned increases in sales, marketing and recruiting expenses to support our Solutions revenue growth plans. Unallocated corporate SG&A was $3.1 million and $5.0 million for 2000 and 1999, respectively, and decreased primarily as a result of our corporate downsizing, which was due to the divestiture of our non-Solutions businesses and divisions. As these unallocated corporate costs were incurred in historical periods based on a larger public company and a different corporate structure, these costs are not necessarily indicative of the future corporate costs that will be necessary to operate our Solutions business unit as a stand-alone public company.

EBITDA. EBITDA increased $2.6 million to $1.6 million for 2000 as compared to $(1.0) million for 1999. Pro forma EBITDA for 1999, including Edgewater Technology's preacquisition results for the first quarter of 1999, was $0.5 million. EBITDA as a percentage of revenues was 4.9% and (6.5)% for 2000 and 1999, respectively, and 2.5% on a pro forma basis taking into account Edgewater Technology's first quarter 1999 preacquisition results. The increase in EBITDA was primarily the result of the increased revenues at our Solutions division and a decrease in unallocated corporate SG&A. EBITDA margin increased in 2000 as a result of reduced unallocated corporate SG&A, offset by increased SG&A at Edgewater Technology.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.2 million to $5.1 million for 2000 as compared to $0.9 million for 1999. Depreciation and amortization expense increased $4.1 million over the pro forma 1999 results, which include Edgewater Technology's first quarter 1999 preacquisition results. The increase was being attributed to a change in the life in which goodwill was amortized for Edgewater Technology. Effective January 1, 2000, the goodwill associated with the Edgewater Technology acquisition started to be amortized over a 10-year period, as opposed to the 30-year life that was established in April 1999 when Edgewater Technology was acquired and operated as part of the Professional/IT segment. This change, which resulted in increased quarterly amortization expense of approximately $0.6 million, was made as the result of an independent valuation which was prepared when we separated Solutions as a separate business segment. In addition, as a result of an independent appraisal we initiated during the fall of 2000, we reallocated the Edgewater Technology purchase price between goodwill and intangible assets. Useful lives relating to these intangible assets and goodwill were established which resulted in increased amortization expense of approximately $0.5 million in the fourth quarter of 2000.

Operating Loss. Operating loss increased $1.6 million to $3.5 million for 2000 compared to $1.9 million for 1999 and increased $2.9 million compared to $0.6 million pro forma 1999 results that include Edgewater Technology's first quarter 1999 preacquisition results. Operating loss increased from the prior year primarily due to higher amortization expense of $3.9 million and our planned increase in consultants as well as planned increases in sales, marketing and recruiting expenses to support our Solutions revenue growth plans.

Interest Income (Expense) and Other, Net. We earned net interest income of $2.3 million for 2000 as compared to interest expense of $1.1 million for 1999. Interest expense was primarily related to borrowings on our Credit Facility to fund working capital requirements, the cash portion of our acquisitions and additions to property and equipment. Using the proceeds from the sale of our various divisions, all borrowings were repaid in July 2000 and excess cash amounts were placed in short-term investments, used to fund the Tender Offer in January 2001, repurchases of shares of our common stock under our stock purchase program and for general corporate purposes. Interest income was primarily related to interest generated from the investment of excess cash amounts.

Net Loss from Continuing Operations. Net loss from continuing operations decreased $0.4 million, or 19.9%, to $1.7 million for 2000 as compared to $2.1 million in 1999 and increased $0.5 million as compared to $1.2 million for 1999 pro forma results that include Edgewater Technology's first quarter 1999 preacquisition results. Net margin from continuing operations was (5.3)%, (14.0)% and

(6.1)% for 2000, 1999 and pro forma 1999, respectively. In addition to the issues discussed above, such as the increase in amortization, the net loss from continuing operations for 2000 increased as a result of a required tax provision of $1.4 million due to nondeductible goodwill amortization from the Solutions business. These taxes were not paid out in cash as we utilized net operating losses to offset such taxes. Our tax losses relate to the sale of our non-Solutions businesses and divisions and resulted in a December 31, 2000 deferred tax asset of approximately $26.6 million for use to offset taxable income in future years and a December 31, 2000 receivable of approximately $16.1 million related to a carry-back claim to recover prior years' taxes.

Liquidity and Capital Resources

Our primary historical sources of funds are from operations, the proceeds from securities offerings, if any, and borrowings under our former credit facility with a consortium of banks (the "Credit Facility"). Our principal historical uses of cash have been to fund acquisitions, working capital requirements and capital expenditures. We generally pay our consultants and associates biweekly for their services, while receiving payments from customers 30 to 60 days from the date of invoice. At December 31, 2001, cash, cash equivalents and marketable securities totaled $51.5 million.

The gross proceeds from the Commercial segment and Robert Walters transactions in 2000 were used to repay our outstanding borrowings under the Credit Facility of approximately $288 million. The remaining transaction proceeds were invested in cash and short-term marketable securities and were used to fund the Tender Offer, repurchase shares of our common stock under our stock purchase program and for general corporate purposes. In July 2000, the Board of Directors authorized management, subject to legal requirements, to initially use up to $30 million to repurchase our common stock over the course of the next twelve months. Our Board of Directors extended this repurchase program for an additional twelve months on August 23, 2001 for up to $20 million. The repurchase program may be shortened or extended by the Board of Directors. Repurchases have been and may be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. Under this program during 2000 and through March 19, 2002, our Company repurchased 1.9 million shares of our common stock for approximately $10 million. Our Credit Facility was repaid in full in July 2000.

On December 21, 2000, we commenced the Tender Offer, which expired on January 23, 2001, and we acquired (effective January 30, 2001) 16.25 million shares of our common stock at the Tender Offer Price for aggregate consideration of $130 million, excluding fees and expenses, and common stock subject to certain vested in-the-money stock options for aggregate consideration of $0.2 million.

Net cash provided by continuing operating activities was $19.2 million and $5.5 million for 2001 and 2000, respectively. The net cash provided by continuing operating activities for the periods presented primarily reflects the net loss from operations, offset by significant non-cash expenses related to depreciation and amortization and changes in operating assets and liabilities including the receipt of a $16.1 million income tax refund related to operating loss carry-backs.

Net cash provided by continuing investing activities was $21.9 million and $444.6 million for 2001 and 2000, respectively. Cash provided by continuing investing activities was primarily attributable to the proceeds from the sale of our non-Solutions divisions offset by cash paid for additional contingent consideration for acquisitions completed during prior periods and purchases of short-term investments.

Net cash used in continuing financing activities was $134.7 million and $297.3 million for 2001 and 2000, respectively. Cash used in continuing financing activities in 2001 was primarily related to repurchase of stock, including the Tender Offer in January 2001, when we repurchased 16.25 million shares for aggregate consideration of $130.0 million, excluding expenses. Cash used in continuing financing activities in 2000 primarily related to the repayment of borrowings under our Credit Facility.

We lease office space and certain equipment under noncancellable operating and capital lease arrangements. Future minimum payments under the arrangements amount to $1.2 million in 2002, $0.9 million in 2003, $0.7 million in 2004 and $1.6 million thereafter.

As a result of the above, and as a result of cash flows from discontinued operations, our combined cash and cash equivalents decreased $105.5 million in 2001 and increased $141.6 million in 2000.

We believe that our cash flows from operations and available cash will provide sufficient liquidity for our existing operations for the foreseeable future. We periodically reassess the adequacy of our liquidity position, taking into consideration current and anticipated operating cash flow, anticipated capital expenditures, business combinations, and public or private offerings of debt or equity securities. The pace at which we will either generate or consume cash will depend on future operations and the level of demand for our services on an ongoing basis.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their three to five most "critical accounting policies" in Managements Discussion and Analysis ("MD&A"). The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our Company's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Edgewater Technology to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate estimates, including those related to intangible assets, deferred tax assets, discontinued operations, contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that are believed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout MD&A where such policies affect our reported and expected financial results.

Revenue Recognition.

Substantially all of our Company's contracts are billed on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed price contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting based on the ratio of costs incurred to total estimated costs. Revenues and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include percentage-of-completion estimates used for fixed price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Accounting for Income Taxes.

As part of the process of preparing our consolidated financial statements, significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $15.3 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. The valuation allowance is based on generally accepted accounting principles ("GAAP"), which includes our estimates of taxable income and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Valuation of Long-Lived and Intangible Assets.

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review include; significant negative industry or economic trends, significant operating underperformance relative to expected historical or projected future results, significant decline in our stock price or the stock price of our industry peers, our market capitalization relative to our net book value. Our judgments regarding the existence of impairment indicators are based upon legal factors, market conditions and operational performance. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Legal Contingencies.

We are currently involved in certain legal proceedings with respect to alleged misrepresentations and breaches of contract in connection with the sale of our commercial segment in June 2000. As discussed in Note 15 of our consolidated financial statements of this Annual Report, we believe that the Counterclaim involving the Stephens Group, Inc., Staffmark Investment, LLC and their affiliates (collectively, "Staffmark Investment") is without merit and deny all of the allegations in the Counterclaim. In addition, we will vigorously pursue our claim against Staffmark Investment, while vigorously defending against the Counterclaim. Since we do not believe any recovery by Staffmark Investment with respect to the Counterclaim is probable, no amount has been reserved or accrued for in our Company's consolidated financial statements as to this legal proceedings matter.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method of accounting. This statement is effective for all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under this statement, goodwill, as well as other intangibles determined to have an infinite life, will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. This statement becomes effective January 1, 2002. As a result of this accounting pronouncement, beginning on January 1, 2002, we will discontinue amortizing intangible assets related to goodwill and will periodically review the assets for impairment. Our goodwill amortization expense for 2001 totaled $4.3 million. Our total unamortized goodwill as of December 31, 2001 was $30.7 million. Management has assessed the impact of this statement and its effect on our Company's financial statements and anticipates recording an impairment charge in a range of $12-$14 million against goodwill during the first quarter of 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods with those fiscal years. We are currently reviewing this statement to determine its effect on the Company's financial statements.

In November 2001, the Emerging Issues Task Force released Topic D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred." This announcement requires that reimbursement received for out-of-pocket expenses be recorded as revenue and not as a reduction of expenses. While this announcement is mandatory for financial reporting periods beginning after December 15, 2001, early adoption is permitted and we have elected to adopt the announcement during the fourth quarter of 2001. Accordingly, we have reclassified the reimbursement of out-of-pocket expenses as revenue for all periods presented.

Related Party Transactions

Synapse Group, Inc., one of our significant customers discussed in Note 14, is considered a related party as its President and Chief Executive Officer is also a member of our Company's Board of Directors. As of December 31, 2001, our Company maintained an accounts receivable balance of $1.1 million from Synapse Group, Inc., which balance was within normal business terms.

Our Company has entered into agreements with certain stockholders and officers of our Company to lease certain parcels of land and buildings that were used in our Company's operations. Rent expense related to these facilities totaled approximately $0.2 million, $0.4 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future related party lease obligations relate to the Company's former corporate headquarters in Fayetteville, Arkansas. As the Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, our Company hopes to sublease or assign the Fayetteville, Arkansas lease to a third party in the future.

Included in the "Certain Transactions" section of our 2002 Proxy Statement for our May 22, 2002 Annual Stockholders' Meeting are additional related party transactions. Our Proxy Statement will be filed with the SEC on or before April 30, 2002.

Market Risk

In 1998, we entered into fixed interest rate swap agreements with a notional amount of $60.0 million related to borrowings under the Credit Facility to hedge against increases in interest rates which would increase the cost of variable rate borrowings under the Credit Facility. In May 2000, we terminated the agreements and recognized the proceeds as an asset to be amortized over the original life of the contracts. These swaps did not have a material impact on recorded interest expense during the periods presented. In July 2000, in conjunction with the repayment and termination of the Credit Facility, we wrote off the unamortized balance and recognized a gain of approximately $1.0 million on these swaps in the accompanying financial statements.

Our involvement with derivative financial instruments was limited to the interest rate swap agreements discussed above. We entered into these agreements as hedges against increases in interest rates, which would increase the cost of its variable rate borrowings under our Credit Facility. Conversely, we were exposed to the risk that the cost of those borrowings would be higher than the amount computed under our Credit Facility should interest rates decline. In addition, we were exposed to credit risk in the event of non-performance by the bank facilitating these agreements but had no off-balance-sheet risk of accounting loss related to these agreements. At December 31, 2001, we had no open foreign currency derivatives.

Recent Events

On February 28, 2002, Edgewater Technology implemented a workforce reduction that adjusted our Company's headcount by nineteen percent (19%), or approximately 38 positions. We anticipate recording a charge of approximately $450,000 in the first quarter of 2002, consisting principally of severance pay and similar employee termination costs. The workforce reduction was designed to right-size our Company's expenses with our current revenue outlook.

Forward-Looking Statements

Some of the statements in this 2001 Annual Report to Stockholders constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, potential dividends, potential business combination transactions, the corporate headquarters move, competitive and strategic initiatives, potential stock repurchases, and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Company's Form 10-K filed with the Securities & Exchange Commission (the "SEC") on March 27, 2002.

The forward-looking statements included in this Annual Report to Stockholders relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "forward," "potential," "estimate," "encourage," "opportunity," "decide," "goal," "objective," "quality," "growth," "leader," "expect," "intend," "plan," "expand," "focus," "build," "through," "strategy," "expiration," "provide," "hope," "offer," "maximize," "meet," "allow," "strengthen," "allowed," "represent," "commitment," "lend," "create," "implement," "result," "seek," "increase," "add," "find," "establish," "pursue," "feel," "work," "perform," "make," "continue," "strike," "can," "will," "going," "include," or the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments which are believed to be reasonable as of the date of this Annual Report to Stockholders. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (1) inability to effect a business combination, execute upon growth objectives, pay a dividend or repurchase shares in the future on terms acceptable to us; (2) changes in industry trends, such as decline in the demand for Solutions services, or delays in industry wide IT spending, whether on a temporary or permanent basis and/or delays by customers in initiating new projects or continuing new project milestones; (3) costs or savings from workforce reductions; (4) adverse developments and volatility involving debt, equity, currency or technology market conditions; (5) the occurrence of lawsuits or adverse results in litigation matters, including but not limited to the Staffmark Investment, LLC and Stephens Group, Inc. litigation; (6) failure to obtain new customers or retain significant existing customers; (7) loss of key executives; (8) general economic and business conditions (whether foreign, national, state or local) which include, but are not limited to, changes in interest or currency exchange rates; (9) failure of the middle-market and the needs of middle-market enterprises for e-business services to develop as anticipated; (10) inability to recruit and retain professionals with the high level of information technology skills and experience needed to provide our services; (11) expanding outsourcing services to generate additional revenue; and/or (12) any changes in ownership that would result in a limitation on the use of the net operating loss carryforward under applicable tax laws, which is referred to as a deferred tax asset of approximately $22.0 million in this Annual Report to Stockholders. In evaluating these statements, you should specifically consider various factors described above as well as the risks outlined under Item I "Business—Factors Affecting Finances, Business Prospects and Stock Volatility" in our Form 10-K filed with the SEC on March 27, 2002. These factors may cause our actual results to differ materially from those contemplated, projected, anticipated, planned or budgeted in any such forward-looking statements.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, growth, earnings per share or achievements. However, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements to conform such statements to actual results.

Report of Independent Public Accountants

To the Stockholders of Edgewater Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Edgewater Technology, Inc. (the "Company", a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 29, 2002

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,128	$145,581
Short-term investments	11,373	—
Accounts receivable, net	4,045	5,875
Income tax receivable	—	16,121
Deferred income taxes	491	900
Prepaid expenses and other current assets	859	6,842
Total current assets	56,896	175,319
Property and equipment, net	2,056	2,174
Intangible assets, net	31,807	36,530
Deferred income taxes	22,032	25,728
Other assets	56	118
Net assets from discontinued operations (Note 4)	—	14,831
	$ 112,847	$254,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,801	$ 2,833
Other liabilities including restructuring and discontinued operations	4,841	10,819
Current portion of capital lease obligations	293	318
Payroll and related liabilities	629	3,195
Other liabilities	231	—
Total current liabilities	7,795	17,165
Capital lease obligations, net of current portion	60	290
Commitments and contingencies (Notes 15 and 16)		
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value; 200,000 shares authorized, 29,596 shares issued, 11,594 and 28,693 shares outstanding as of December 31, 2001 and 2000, respectively	296	296
Paid-in capital	217,438	217,838
Treasury stock at cost, 18,002 and 903 shares at December 31, 2001 and 2000, respectively	(139,916)	(6,158)
Retained earnings	27,174	25,269
Total stockholders' equity	104,992	237,245
	$ 112,847	$254,700

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

Years Ended December 31,	2001	2000	1999
Service revenues	$26,574	$ 31,799	$15,256
Cost of services	15,733	15,834	7,128
Gross profit	10,841	15,965	8,128
Operating expenses:			
Selling, general and administrative	10,551	14,411	9,107
Depreciation and amortization	5,465	5,078	895
Operating loss	(5,175)	(3,524)	(1,874)
Other income (expense):			
Interest income (expense)	2,090	2,260	(1,099)
Other, net	—	817	—
Loss before income taxes and extraordinary item	(3,085)	(447)	(2,973)
Income tax provision (benefit)	593	1,234	(875)
Net loss from continuing operations before extraordinary item	(3,678)	(1,681)	(2,098)
Discontinued operations (Note 4):			
(Loss) income from operations of discontinued divisions, net of applicable taxes	(904)	(113,534)	32,311
Net gain on sale of divisions, net of applicable taxes	6,514	64,368	—
Extraordinary item, net of applicable taxes (Note 5)	(27)	(360)	—
Net income (loss)	$ 1,905	$ (51,207)	$30,213
Basic earnings per share (Note 13):			
Continuing operations	$(0.29)	$(0.06)	$(0.07)
Discontinued operations	$ 0.44	$(1.68)	$ 1.10
Extraordinary item	$ —	$(0.01)	$ —
Net income (loss)	$ 0.15	$(1.75)	$ 1.03
Diluted earnings per share (Note 13):			
Continuing operations	$(0.29)	$(0.06)	$(0.07)
Discontinued operations	$ 0.44	$(1.68)	$ 1.09
Extraordinary item	$ —	$(0.01)	$ —
Net income (loss)	$ 0.15	$(1.75)	$ 1.02

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In Thousands)

	Common Stock		Paid-in	Treasury	Retained	
	Shares	Amount	Capital	Stock	Earnings	Total
Balance, December 31, 1998	29,083	$291	$ 215,322	$ (1,051)	$ 46,263	$ 260,825
Business combinations	171	2	2,284	—	—	2,286
Repurchase of common stock	(195)	—	—	(1,856)	—	(1,856)
Issuances of common stock related to employee stock plans	342	1	(1,327)	2,907	—	1,581
Net income	—	—	—	—	30,213	30,213
Balance, December 31, 1999	29,401	294	216,279	—	76,476	293,049
Issuances of common stock related to employee stock plans	235	2	1,559	—	—	1,561
Repurchase of common stock	(943)	—	—	(6,158)	—	(6,158)
Net loss	—	—	—	—	(51,207)	(51,207)
Balance, December 31, 2000	28,693	296	217,838	(6,158)	25,269	237,245
Issuances of common stock related to employee stock plans	74	—	(507)	767	—	260
Repurchase of common stock (Note 12)	(923)	—	—	(3,718)	—	(3,718)
Tender Offer (Note 12)	(16,250)	—	107	(130,807)	—	(130,700)
Net income	—	—	—	—	1,905	1,905
Balance, December 31, 2001	11,594	$296	$217,438	$(139,916)	$27,174	$ 104,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Net (loss) income	$ 1,905	$ (51,207)	$ 30,213
Extraordinary items, net of applicable taxes	27	360	—
Net loss (income) from discontinued operations	904	113,534	(32,311)
Net gain on sale of divisions	(6,514)	(64,368)	—
Net loss from continuing operations	(3,678)	(1,681)	(2,098)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,465	5,078	895
Provision for bad debts	548	54	
Deferred income taxes	593	—	1,799
Effect of compensatory stock options	—	231	—
Other, net	—	44	(5)
Change in operating accounts:			
Accounts receivable	1,347	(741)	(1,185)
Income tax receivable	16,121	—	—
Prepaid expenses and other current assets	49	(912)	(744)
Other assets	17	(5)	(26)
Accounts payable and accrued liabilities	1,003	2,947	7,032
Payroll and related liabilities	(2,227)	794	(792)
Payment of nonrecurring expenses	—	(70)	—
Other long-term liabilities	(26)	(251)	(3,623)
Net cash provided by operating activities	19,212	5,488	1,253
Net cash (used in) provided by discontinued operating activities	(11,420)	10,231	3,518
Net cash used in extraordinary items	(430)	—	—
Cash Flows from Investing Activities:			
Proceeds from sale of businesses	35,246	446,778	—
Purchases of short-term investments	(11,373)	—	—
Purchases of businesses, net of cash acquired	(1,200)	(664)	(42,696)
Capital expenditures	(717)	(1,538)	(162)
Net cash provided by (used in) investing activities	21,956	444,576	(42,858)
Net cash used in discontinued investing activities	(33)	(12,035)	(92,559)
Cash Flows from Financing Activities:			
Proceeds from borrowings	—	58,996	274,209
Payments on borrowings	(324)	(350,235)	(159,832)
Proceeds from employee stock plans	4	71	1,581
Deferred financing costs	—	—	(585)
Tender offer	(130,700)	—	—
Repurchases of stock	(3,718)	(6,158)	(1,856)
Net cash (used in) provided by financing activities	(134,738)	(297,326)	113,517
Net cash (used in) provided by discontinued financing activities	—	(9,324)	8,036
Net increase (decrease) in cash and cash equivalents	(105,453)	141,610	(9,093)
Cash and Cash Equivalents, beginning of period	145,581	3,718	12,811
Cash and Cash Equivalents, discontinued operations	—	253	6,139
Cash and Cash Equivalents, end of period	$ 40,128	$ 145,581	$ 9,857
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 55	$ 9,439	$ 17,413
Income taxes paid	$ —	$ 948	$ 17,108
Borrowings on capital leases	$ 68	$ 666	$ 107

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation and Nature of Business:

Edgewater Technology, Inc. ("Edgewater," "Edgewater Technology" or the "Company" f/k/a StaffMark, Inc.) is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services to middle-market clients. We develop scalable technology solutions, which expedite business processes and provide competitive advantages for our clients. Our consultants collaborate with clients to translate business goals into technology-driven strategies. Headquartered in Wakefield, Massachusetts, Edgewater Technology has developed a partnership approach with our clients, targeting strategic, mission-critical applications. With approximately 160 technical consulting professionals at the end of 2001, Edgewater Technology services our client base by leveraging a combination of leading-edge technologies and proven reengineering techniques provided by our network of strategically positioned solutions centers throughout the United States.

As discussed in Note 4, during 2000 and 2001, Edgewater sold its interest in all of its non-Solutions business divisions. The operating results for these divisions have been included in discontinued operations in the accompanying consolidated financial statements.

2. Summary of Significant Accounting Policies:

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation—The consolidated financial statements include the accounts of Edgewater and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and assumptions used in preparing the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Although the Company regularly assesses the estimates and assumptions used in preparing these consolidated financial statements, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less are considered cash equivalents. Cash and cash equivalent balances consist of deposits, investments in money market funds and repurchase agreements with large U.S. commercial banks.

Short-Term Investments—Short-term investments are classified as held-to-maturity securities, which are recorded at amortized cost and consist of marketable instruments, which include but are not limited to municipal government obligations and commercial paper. All investments that have original maturities greater than three months are considered short-term investments.

Property and Equipment—Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Equipment held under capital leases are amortized utilizing the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the lease. Additions that extend the lives of the assets are capitalized while repairs and maintenance costs are expensed as incurred. When property and equipment are retired, the related cost and accumulated depreciation or amortization are removed from the balance sheet and any resulting gain or loss is recorded.

Intangible Assets and Impairment of Long-Lived Assets—Intangible assets consist primarily of goodwill, which is amortized over ten years using the straight-line method. Intangibles associated with non-compete agreements are amortized using the straight-line method over the life of the respective agreements.

In conjunction with management's restructuring plan described more fully in Note 4, in January 2000, management decided to operate its Solutions business unit as a distinct operating unit as opposed to an integrated component of the Professional/IT segment, as had been originally planned. As a result of this change in operating strategy, management reevaluated the estimated useful life for the intangibles associated with their acquisition of Edgewater Technology and reduced the estimated useful life from 30 years to 10 years resulting in increased annual amortization expense of approximately $2.4 million. Prior to the restructure and segmentation, these intangibles were amortized over 30 years since Edgewater Technology was operated as an integral component of the Professional/IT segment. The change in useful life was made effective January 1, 2000 (see Note 8).

Edgewater regularly evaluates whether events and circumstances have occurred which may indicate that the carrying amount of intangible or other long-lived assets warrant revision or may not be recoverable. When factors indicate that an asset or assets should be evaluated for possible impairment, an evaluation is performed whereby the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. During 2000, the Company recognized impairment in the goodwill associated with its Professional/IT segment as more fully described in Note 4. Beginning on January 1, 2002, the valuation of goodwill and other intangibles will be measured based on the provision of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (see Recent Accounting Pronouncements).

Revenue Recognition—Substantially all of the Company's contracts are billed on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed price contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting based on the ratio of costs incurred to total estimated costs. Revenues and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the use of estimates of resources required to complete ongoing projects, general economic conditions and other factors. Certain significant estimates include percentage-of-completion estimates used for fixed price contracts and the allowance for doubtful accounts. These items are frequently monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

In November 2001, the Emerging Issues Task Force released Topic D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred." This announcement requires that reimbursement received for out-of-pocket expenses be recorded as revenue and not as a reduction of expenses. While this announcement is mandatory for financial reporting periods beginning after December 15, 2001, early adoption is permitted and we have elected to adopt the announcement during the fourth quarter of 2001. Accordingly, we have reclassified the reimbursement of out-of-pocket expenses as revenue for all periods presented.

Income Taxes—Income taxes have been provided based upon the liability method whereby deferred income tax assets and liabilities result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts ultimately expected to be realized.

Fair Value of Financial Instruments—Edgewater's financial instruments include cash and cash-equivalents, short-term investments, and debt obligations. Management believes that these financial instruments bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, that the carrying value for these instruments are reasonable estimates of fair value.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders' equity, except stockholders' investments and distributions and deferred stock-based consideration. The comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 does not differ from the reported net income (loss).

Reclassification—Certain prior year balances have been reclassified to be consistent with the current year's presentation.

Stock Options—The Company records stock-based compensation issued to employees using the intrinsic value method and stock-based compensation issued to non-employees using the fair value method. Stock-based compensation is recognized on options issued to employees if the option exercise price is less than the market price of the underlying stock on the date of grant.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," which improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method of accounting. This statement is effective for all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under this statement, goodwill, as well as other intangibles determined to have an infinite life, will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. This statement becomes effective January 1, 2002. As a result of this accounting pronouncement, beginning on January 1, 2002, we will discontinue amortizing intangible assets related to goodwill and will periodically review the assets for impairment. Our goodwill amortization expense for 2001 totaled $4.3 million. Our total unamortized goodwill as of December 31, 2001 was $30.7 million. Our Company has assessed the impact of SFAS 142 and anticipates recording an impairment charge in a range of $12-$14 million against goodwill during the first quarter of 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods with those fiscal years. We are currently reviewing this statement to determine its effect on the Company's financial statements.

3. Business Combinations:

Effective April 1, 1999, we acquired Edgewater Technology (Delaware), Inc. ("Edgewater Delaware"), an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services to middle-market clients. As the acquisition was accounted for as a purchase business combination, the consolidated financial statements include the operating results of Edgewater Delaware from the date of acquisition. The cost of this acquisition has been allocated based on estimated fair market value of the assets acquired and liabilities assumed with the excess costs over fair values of net assets acquired recorded as goodwill.

Edgewater Delaware was acquired for aggregate consideration of $1.2 million, $0.7 million and $42.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. No further payments are required under the purchase agreement.

4. Discontinued Operations:

During the first quarter of 1999, market values for publicly traded staffing companies began to decline. At that time, we (Edgewater Technology, Inc. and subsidiaries, formerly StaffMark, Inc.) were engaged in the temporary and permanent placement and staffing services businesses, including light industrial and commercial staffing, finance and accounting staffing and placement, traditional information technology ("IT") staffing and solutions services (excluding Solutions project work), legal staffing and placement services and clinical trials staffing and services. For many staffing companies, this downward trend subsequently continued or deteriorated further and was compounded by a Year 2000-related slowdown in demand for IT staffing. These circumstances contributed to depressed market valuations for publicly traded entities such as Edgewater Technology, Inc.

In response to these developments, we began to explore, during the second half of 1999, strategic alternatives for each of our business platforms in an effort to maximize stockholder value. After evaluating our traditional businesses, our systems integration and consulting business and our debt levels, management and the Board of Directors chose to take decisive action. The Company decided to undergo a comprehensive program to refocus future growth initiatives on our systems integration and consulting business ("Edgewater Delaware") and to effect the following divestitures of each of our staffing businesses.

Our restructuring included the following disposition transactions:

- On June 28, 2000, pursuant to a Purchase Agreement dated May 16, 2000 with Stephens Group, Inc., we sold all of our subsidiaries, and the assets and liabilities of our Commercial segment to affiliate entities of the Stephens Group, Inc. As consideration, we received gross proceeds of $190.1 million in cash before fees, expenses and taxes. As part of the transaction, we sold the name "StaffMark" as that was the name used by the Commercial segment. As a result of the transaction, we changed our name from "StaffMark, Inc." to "Edgewater Technology, Inc." and our stock symbol from "STAF" to "EDGW."
- On July 13, 2000, we sold, through two indirect wholly-owned subsidiaries, all of our equity interest in Robert Walters plc ("Robert Walters") through an initial public offering ("IPO") on the London Stock Exchange. Robert Walters had previously been the finance and accounting placement and staffing consultancy platform within our Professional/IT segment. Our two subsidiaries sold 67.2 million ordinary shares at a price of 170 pence per share (or $2.57 at then current exchange rates). The shares began trading on a conditional basis on the London Stock Exchange on July 6, 2000. On July 14, 2000, the underwriters exercised the over-allotment of 10.4 million ordinary shares. Our share of offering gross proceeds, including the exercise of the over-allotment option, was $199.2 million prior to offering commissions, fees and expenses.
- During the second quarter of 2000, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we recorded a $150 million non-cash charge for the write-down of the goodwill in our IntelliMark and Strategic Legal Resources divisions to estimated realizable values. This write-down was largely due to a decline in the revenues, gross profit and cash flow of these divisions and the overall decrease in market values within these industries. Accordingly, the carrying values of these assets were written down to management's estimates of fair value, which were based on market comparables for companies operating in similar industries.
- On September 22, 2000, we sold all of the outstanding stock of Strategic Legal Resources, Inc. ("Strategic Legal"), the legal staffing division within our Professional/IT segment, to a company owned by a group of investors including MidMark Capital II, L.P. and Edwardstone & Company for $13.3 million, of which $4.3 million was represented by a promissory note that was collected in January 2001.
- On November 16, 2000, we sold all of the outstanding shares of stock of our subsidiaries that comprised IntelliMark, our IT staffing and solutions division, to IM Acquisition, Inc., an affiliate of Charlesbank Equity Fund V Limited Partnership, for $40.2 million in cash, which consisted of $42.7 million paid at the closing date less a $2.5 million post-closing working capital adjustment paid to IM Acquisition, Inc. in April 2001. In connection with this sale, we recorded a $53.9 million non-cash charge for the write-down of the goodwill in our IntelliMark division to estimated realizable values.
- On December 15, 2000, we executed a definitive agreement to sell ClinForce, our clinical trials support services division, to Cross Country TravCorps, Inc. for approximately $31.0 million in cash, subject to potential upward or downward post-closing working capital adjustments (the "Transaction"). As the closing of the Transaction was conditioned upon our receipt of stockholder approval and the satisfaction of other customary conditions to closing, we held a Special Stockholders' Meeting on March 14, 2001, where our stockholders approved the Transaction. We consummated the Transaction and received proceeds on March 16, 2001. On July 18, 2001, we received approximately $1.4 million from Cross Country TravCorps, Inc. with respect to the post-closing working capital purchase price adjustment. In accordance with Emerging Issues Task Force No. 95-18, we have reported ClinForce's operating results in discontinued operations for the periods presented. In addition, nonrecurring restructuring charges relating to the closing of our corporate headquarters (in Fayetteville, Arkansas) have been included, as a result of the sale of ClinForce and consistent with the treatment of ClinForce results, as a part of discontinued operations.

As a result of the completion of the transactions described above, the operating results for the Commercial staffing segment, Robert Walters, Strategic Legal, IntelliMark and ClinForce have been included in discontinued operations in the accompanying consolidated financial statements. Revenues from discontinued operations were $7.7 million, $667.5 million and $1,205.8 million for 2001, 2000 and 1999, respectively. Operating income (loss) from discontinued operations was $1.6 million, $(145.5) million and $65.7 million for 2001, 2000 and 1999, respectively.

Included in the loss from operations of discontinued divisions for the year ended December 31, 2001 are the operating results of ClinForce through the date of disposal and changes to the estimated liabilities related to discontinued operations as of December 31, 2000.

Net assets from discontinued operations as of December 31, 2000 in the accompanying balance sheet represents the net assets of the discontinued operations for ClinForce. Components are as follows as of December 31:

	2000
(In Thousands)	
Accounts receivable, net	$ 4,689
Prepaid expenses and other current assets	(857)
Property and equipment, net	404
Intangible assets, net	11,779
Other assets	30
Accounts payable and accrued liabilities	(67)
Payroll and related liabilities	(1,147)
Net assets from discontinued operations	$14,831

5. Extraordinary Item—Wakefield Tragedy:

On December 26, 2000, a tragedy occurred at our Wakefield, Massachusetts office, where seven employees were murdered. As a result of this tragedy, the Wakefield office was closed during the last week of December 2000. We have incurred expenses totaling approximately $0.9 million for items such as legal fees, foundation costs, family and employee counselors, and property and facility expenses. These costs are presented as an extraordinary item, net of insurance proceeds of $0.3 million and the applicable tax effect, in the accompanying consolidated statements of operations.

6. Accounts Receivable:

Included in accounts receivable are unbilled amounts totaling approximately $1.6 million and $2.1 million at December 31, 2001 and 2000, respectively. Edgewater maintains allowances for potential losses which management believes are adequate to absorb losses to be incurred in realizing the amounts recorded in the accompanying consolidated financial statements.

The following are the changes in the allowance for doubtful accounts:

Years Ended December 31,	2001	2000	1999
(In Thousands)			
Balance at beginning of year	$ 35	$ 67	$ —
Increases relating to acquisitions	—	—	67
Provision for bad debts	548	54	—
Charge-offs, net of recoveries	(102)	(86)	—
Balance at end of year	$ 481	$ 35	$ 67

7. Property and Equipment:

Components of property and equipment are as follows as of December 31:

	2001	2000
(In Thousands)		
Furniture, fixtures and equipment	$1,066	$1,043
Computer equipment and software	1,503	1,429
Leasehold improvements	1,134	623
	3,703	3,095
Less accumulated depreciation and amortization	1,647	921
	$2,056	$2,174

Depreciation expense related to property and equipment for the years ended December 31, 2001, 2000 and 1999 totaled approximately $0.8 million, $0.6 million and $0.3 million, respectively.

8. Intangible Assets:

Intangible assets consisted of the following as of December 31:

	2001	2000
(In Thousands)		
Goodwill	$39,849	$39,479
Other intangibles	1,630	2,088
	41,479	41,567
Less accumulated amortization	9,672	5,037
	$31,807	$36,530

Amortization expense related to intangible assets for the years ended December 31, 2001, 2000 and 1999 totaled approximately $4.6 million, $4.5 million and $0.5 million, respectively.

9. Credit Facility:

The Company had a credit facility (the "Credit Facility"), which was used for working capital and other general corporate purposes, including acquisitions. In July 2000, using proceeds from the sale of its Commercial staffing segment and Robert Walters group from the professional IT segment, the Company repaid all of its outstanding borrowings under the Credit Facility and terminated the Credit Facility.

In 1998, the Company entered into fixed interest rate swap agreements with a notional amount of $60.0 million related to borrowings under the Credit Facility to hedge against increases in interest rates which would increase the cost of variable rate borrowings under the Credit Facility. In May 2000, the Company terminated the agreements and recognized the proceeds as an asset to be amortized over the original life of the contracts. These swaps did not have a material impact on recorded interest expense during the periods presented. In July 2000, in conjunction with the repayment and termination of the Credit Facility, the Company wrote off the unamortized balance and recognized a gain of approximately $1.0 million on these swaps in the accompanying consolidated financial statements.

The Company's use of derivative financial instruments was limited to the interest rate swap agreements discussed above. The Company entered into these agreements as hedges against increases in interest rates which would increase the cost of its variable rate borrowings under our Credit Facility. Conversely, the Company was exposed to the risk that the cost of those borrowings would be higher than the amount computed under our Credit Facility should interest rates decline. In addition, the Company was exposed to credit risk in the event of non-performance by the bank facilitating these agreements but had no off-balance-sheet risk of accounting loss related to these agreements.

10. Income Taxes:

The provision for income taxes consisted of the following for the years ended December 31:

	2001	2000	1999
(In Thousands)			
Current:			
Federal	$4,175	$ (1,864)	$ 9,935
State	300	(63)	934
Foreign	—	2,404	3,457
	4,475	477	14,326
Deferred:			
Federal	(157)	(52,815)	1,392
State	(25)	(1,796)	131
Foreign	—	(71)	145
	(182)	(54,682)	1,668
Income tax (benefit) provision	4,293	(54,205)	15,994
Amounts attributable to discontinued operations	3,700	(55,439)	15,119
Income tax provision (benefit) from continuing operations	$ 593	$ 1,234	$ (875)

The components of deferred income tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	2001	2000
(In Thousands)		
Deferred income tax assets:		
Net operating loss carryforward and credits	$ 35,643	$ 36,433
Nondeductible reserves and accruals	2,132	4,419
Depreciation and amortization	24	40
Total deferred income tax assets	37,799	40,892
Deferred income tax liabilities:		
Intangibles from asset purchase acquisitions	—	557
Other	19	59
Total deferred income tax liabilities	19	616
Valuation reserve	(15,257)	(13,648)
	$ 22,523	$ 26,628

Components of the net deferred tax assets (liabilities) reported in the accompanying consolidated balance sheets were as follows as of December 31, 2001 and 2000:

	2001		2000	
	Current	Long-term	Current	Long-term
(In Thousands)				
Assets	$ 510	$22,032	$900	$25,728
Liabilities	(19)	—	—	—
	$ 491	$22,032	$900	$25,728

As of December 31, 2001, Edgewater has net operating loss carryforwards for federal income tax purposes of approximately $65 million and tax credits of approximately $5.0 million which expire through 2021. In addition, Edgewater has various net operating loss carryfowards for state income tax purposes, which expire through 2013. The Internal Revenue Code contains provisions that limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests.

Due to the uncertainty surrounding the realization and timing of the deferred tax assets, Edgewater has a valuation allowance of approximately $15.3 million as of December 31, 2001. Management regularly evaluates the realizability of its deferred tax assets and may adjust the valuation allowance based on such analysis. As a result of changes in estimates used to determine the 2000 net operating loss carryforward, the Company has adjusted the disclosure of deferred tax assets and valuations allowance at December 31, 2001.

The differences in income taxes determined by applying the statutory federal tax rate of 34% to income from continuing operations before income taxes and the amounts recorded in the accompanying consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 result from the following:

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
(In Thousands)						
Tax at statutory rate	$(1,049)	(34.0)%	$ (161)	(34.0)%	$(1,010)	(34.0)%
Add (deduct):						
State income taxes, net of federal tax benefit	54	1.8	75	15.8	—	—
Non-deductible amortization	1,576	51.1	1,436	303.3	170	5.7
Other, net	12	0.3	(116)	(24.5)	(35)	(1.2)
	$ 593	19.2%	$1,234	260.6%	$(875)	(29.5)%

11. Employee Benefit Plans:

The Company maintains several defined contribution employee benefit plans, some of which allow eligible employees to defer a portion of their income through contributions to the plans. Contributions by Edgewater to the various plans were approximately $0.2 million, $1.8 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In May 1997 and May 2000, the Company's stockholders approved an employee stock purchase plan (the "Stock Purchase Plan"), which grants employees the right to purchase shares of the Company's common stock at a price equal to the lower of 85% of the market value on the date of purchase or the beginning of the calendar quarter of the purchase. Purchases under the Stock Purchase Plan are limited to 10% of the respective employees' compensation.

12. Stockholders' Equity and Stock Options:

Common Stock—The Company's stockholders had authorized 200 million shares of common stock and 10 million shares of preferred stock for issuance as of December 31, 2001 and 2000, respectively. In January 2001, the Company completed an issuer tender offer in which the Company repurchased 16.25 million shares of its common stock at $8.00 per share for aggregate consideration of $130 million, excluding fees and expenses, and common stock subject to certain vested in-the-money stock options. The repurchase of options resulted in a $0.2 million compensation charge in January 2001. On December 21, 2000, we commenced an issuer tender offer (the "Tender Offer"), which expired on January 23, 2001, and we acquired (effective January 30, 2001) 16.25 million shares of our common stock at $8.00 per share (the "Tender Offer Price") for aggregate consideration of $130 million, and common stock subject to certain vested in-the-money stock options for aggregate consideration of $0.2 million.

Stock Options—In October 1999, The Company's Board of Directors amended the Company's 1996 Stock Option Plan (the "1996 Plan") to increase the maximum number of shares of the Company's common stock that may be issued under the 1996 Plan from 12% to 15% of the total number of shares of the Company's common stock outstanding. Options granted under the 1996 Plan generally become 33% vested after one year and then vest 33% in each of the next two years or become 40% vested after two years and then vest 20% in each of the next three years. Under the 1996 Plan, the exercise price of the option equals the market value of the Company's common stock on the date of the grant, and the maximum term for each option is 10 years.

In February 2000, the Company adopted a subsidiary stock option plan (the "Subsidiary Plan") for employees and consultants of Edgewater Delaware, its Solutions segment. The purpose of the Subsidiary Plan was to aid Edgewater in attracting and retaining employees. The total amount of subsidiary common stock for which stock options could be granted under the Subsidiary Plan could not exceed 5.0 million shares of subsidiary common stock. In August 2000, the Subsidiary Plan was terminated and the options for 2.9 million shares of the Company's subsidiary stock that had been granted under this Subsidiary Plan were exchanged into options for 1.8 million shares of the Company's common stock under a newly created parent company stock option plan entitled the "Edgewater Technology, Inc. 2000 Employee Stock Option Plan" (the "Parent Plan") and into options for 1.1 million shares under the 1996 Plan. The Parent Plan excludes grants for directors and officers and for which stock option grants may not exceed 4.0 million shares of the Company's common stock. As a result of this exchange, the Company recorded a one-time compensation charge of $0.2 million.

A summary of Edgewater's stock option activity is as follows:

	Shares Under Option	Weighted Average Price Per Share
Outstanding, December 31, 1998	2,877,483	$17.86
Granted	1,588,335	8.19
Exercised	(53,486)	5.33
Forfeited	(747,983)	16.84
Outstanding, December 31, 1999	3,664,349	14.06
Granted	3,446,495	6.18
Exercised	(18,358)	4.03
Forfeited	(1,446,840)	15.21
Outstanding, December 31, 2000	5,645,646	8.89
Granted	60,917	4.51
Exercised	(80,824)	5.51
Forfeited	(2,175,146)	12.20
Outstanding, December 31, 2001	**3,450,593**	**$ 6.78**

Options exercisable were approximately 1.4 million, 1.5 million and 1.0 million as of December 31, 2001, 2000 and 1999, respectively. The following is a summary of stock options outstanding and exercisable as of December 31, 2001:

Options Outstanding				Options Exercisable	
Options Outstanding	Range of Exercise Prices	Weighted Average Remaining Life In Years	Weighted Average Exercise Price Per Share	Options Exercisable	Weighted Average Exercise Price Per Share
22,000	$ 0.00–$ 4.00	9.5	$ 4.00	—	$ —
208,357	4.01– 5.00	8.4	4.79	81,440	4.65
5,500	5.01– 6.00	8.9	5.69	1,834	5.69
2,889,869	6.01– 8.00	8.7	6.15	1,077,653	6.19
190,500	8.01– 12.00	6.6	9.80	152,133	9.92
134,367	12.01– 40.00	5.7	19.74	122,167	20.14
3,450,593		8.4	$ 6.78	1,435,227	$ 7.70

Options outstanding under the 1996 Plan vested 100% upon the closing of the Transaction as this constituted a "change in control" as defined in the 1996 Plan, except for 1.1 million stock options granted under the 1996 Plan to officers of the Company's Solutions business in August 2000. Employees of the Commercial segment and IntelliMark held approximately 1.4 million of these outstanding options, which terminated on April 16, 2001, which was 30 days following the "change in control." Employees of ClinForce held approximately 0.1 million of these outstanding options, which terminated on June 14, 2001, which was 90 days following the "change in control."

As discussed in Note 2, Edgewater has elected to account for its stock options using the intrinsic method. Accordingly, compensation expense, if any, is recognized if the option exercise price is less than the market price of the underlying stock on the date of grant. Pursuant to the requirements of SFAS No. 123, the following disclosures are presented to reflect the Company's pro forma net (loss) income for the years ended December 31, 2001, 2000 and 1999, as if the fair value method of accounting prescribed by SFAS No. 123 had been used. In preparing the pro forma disclosures, the fair value was estimated on the grant date using the Black-Scholes option-pricing model. These fair value calculations were based on the following assumptions:

Years Ended December 31,	**2001**	2000	1999
Weighted average risk-free interest rate	**4.40%**	4.81%	6.34%
Dividend yield	**0%**	0%	0%
Weighted average expected life	**5 years**	5 years	5 years
Expected volatility	**75%**	78%	80%

Using these assumptions, the fair value of the stock options granted during the years ended December 31, 2001, 2000 and 1999 was approximately $0.2 million, $14.0 million and $8.7 million, respectively. The weighted average fair value per share of options granted during 2001, 2000 and 1999 was $2.94, $4.10 and $5.64, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions above and recognizing this expense over the vesting period, net (loss) income would have been adjusted to the following pro forma amounts:

Years Ended December 31,	**2001**	2000	1999
(In Thousands, Except Per Share Data)			
Net income (loss):			
As reported	**$2,246**	$(51,207)	$30,213
Pro forma	**$2,198**	$(55,104)	$28,616
Basic earnings per share:			
As reported	**$0.18**	$(1.75)	$1.03
Pro forma	**$0.17**	$(1.89)	$0.98
Diluted earnings per share:			
As reported	**$0.18**	$(1.75)	$1.02
Pro forma	**$0.17**	$(1.89)	$0.97

13. Earnings Per Share:

A reconciliation of weighted average shares used in computing basic and diluted earnings per share is as follows:

	2001	2000	1999
(In Thousands)			
Weighted average common shares outstanding	**12,858**	29,212	29,280
Dilutive effect of stock options	**1**	—	246
Weighted average common shares, assuming dilutive effect of stock options	**12,859**	29,212	29,526

Options to purchase 3.5 million shares of common stock (at prices ranging from $4.00 to $40.00 per share) were outstanding during 2001. These options, which expire ten years from the date of issue, were still outstanding as of December 31, 2001. Options to purchase approximately 2.4 million shares of common stock (at prices ranging from $6.72 to $40.31 per share) were outstanding during 2000. The options outstanding during 2001 and 2000 were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's common shares.

14. Related Party Transactions:

Synapse Group, Inc., one of our significant customers, is considered a related party as its President and Chief Executive Officer is also a member of the Company's Board of Directors. As of December 31, 2001, the Company maintained an accounts receivable balance of $1.1 million from Synapse Group, Inc., which balance was within normal business terms.

Edgewater has entered into agreements with certain stockholders and officers of the Company to lease certain parcels of land and buildings that were used in the Company's operations. Rent expense related to these facilities totaled approximately $0.2 million, $0.4 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future related party lease obligations relate to the Company's former corporate headquarters in Fayetteville, Arkansas. As the Company's corporate headquarters moved to Wakefield, Massachusetts during 2001, the Company hopes to sublease or assign the Fayetteville lease to a third party in the future.

Included in other current assets as of December 31, 2000 are advances to certain officers and employees totaling $0.1 million.

15. Commitments and Contingencies:

On August 15, 2001, we filed a lawsuit in Delaware Chancery Court (the "Delaware Action") against Staffmark Investment, LLC and a number of its Delaware subsidiaries (collectively, the "LLC"). The LLC is a majority owned subsidiary of Stephens Group, Inc. (the "Stephens Group"), which purchased our Company's commercial staffing business on June 28, 2000 (the "Commercial Sale") pursuant to a purchase agreement dated May 16, 2000 (the "Purchase Agreement") involving our Company and the Stephens Group. In the Delaware Action, we requested the

Delaware Chancery Court to interpret the Purchase Agreement and agree with our conclusion that our Company has no contractual or other responsibility to the LLC under or in connection with the Purchase Agreement. In the Delaware Action, we also requested the court to prohibit and otherwise enjoin any claims by the LLC under or in connection with the Purchase Agreement, which is governed by Delaware law. On January 10, 2002, the Delaware Chancery Court transferred the Delaware Action to Delaware Superior Court, which is a court that hears adjudicated legal claims, as opposed to equitable claims.

On August 23, 2001, the LLC and the Stephens Group filed a lawsuit in Washington County Circuit Court in Arkansas against our Company (the "Arkansas Action"), seeking in excess of $13 million of alleged actual, incidental and consequential damages and not less than $25 million in punitive damages concerning alleged breaches and alleged misrepresentations, respectively, under and in connection with the Purchase Agreement. On December 21, 2001, the Judge in the Washington County Circuit Court in Arkansas granted our motion to stay the Arkansas Action in favor of the Delaware Action. On March 8, 2002, the Stephens Group and the LLC, dismissed the Arkansas Action and on the same day filed an answer to the Delaware Action and a counterclaim in Delaware Superior Court against our Company alleging misrepresentations and breaches under and in connection with the Purchase Agreement and requesting damages in an amount to be proved at the trial (the "Counterclaim"). We believe that the Counterclaim is without merit and we will vigorously pursue the Delaware Action, while vigorously defending against the Counterclaim. Discovery is in process with respect to the Delaware Action and the Counterclaim. A trial date of November 18, 2002 has been set for the Delaware Action and the Counterclaim.

We are also a party to litigation incidental to our business. We believe that these routine legal proceedings will not have a material adverse effect on the results of operations or financial condition of our Company. We maintain insurance in amounts, with coverages and deductibles that we believe are reasonable.

Edgewater has employment agreements with certain executive officers and management personnel that provide for annual salaries, cost-of-living adjustments and additional compensation in the form of "performance-based" bonuses. Certain agreements include covenants against competition with Edgewater, which extend for a period of time after termination. These agreements generally continue until terminated by the employee or Edgewater.

16. Noncancellable Operating Leases:

Edgewater leases office space and certain equipment under noncancellable operating and capital leases through 2009. As discussed in Note 14, certain of these facilities are leased from related parties.

Annual future minimum payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year are as follows:

Fiscal Years	Amount
	(In Thousands)
2002	$1,243
2003	906
2004	735
2005	574
2006	392
Thereafter	615
	$4,465

Rent expense, including amounts paid to related parties and for discontinued operations, was approximately $1.3 million, $12.3 million and $13.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

17. Segment Information:

The Company engages in business activities under one reporting segment, which provides technical consulting, custom software development and system integration services.

18. Significant Customers:

The following table summarizes the revenue and accounts receivable from customers in excess of 10% of reported amounts for the periods presented.

December 31,	**2001**	2000	1999
Revenue			
Customer A	**40.1%**	27.0%	48.8%
Customer B	—	19.9%	13.0%
Customer C	—	18.0%	17.0%

December 31,	**2001**	2000
Accounts Receivable		
Customer A	**50.1%**	36.9%
Customer B	—	16.5%
Customer C	**12.4%**	10.3%
Customer D	**10.1%**	—

19. Subsequent Event (Unaudited):

On February 28, 2002, Edgewater Technology, Inc. announced that it was undertaking cost-cutting measures to address the increasingly volatile economic climate and to realign its expenses with anticipated revenue in 2002. Edgewater reduced its overall headcount by 38 employees, or 19% of its total workforce, and expects to take a restructuring charge in the first quarter of 2002 of approximately $0.5 million, which will consist primarily of severance and related expenses. The restructuring is anticipated to provide $3.0 million in annualized savings.

Supplementary Quarterly Financial Information

(In Thousands, Except Per Share Data)

The net income and earnings per share amounts below include results from discontinued operations.

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Service revenues	$ 7,757	$ 6,748	$ 6,015	$ 6,054
Gross profit	3,516	2,648	2,300	2,377
Net income (loss)	4,678	(1,281)	70	(1,562)
Basic earnings per share	$0.28	$(0.09)	$0.01	$(0.09)
Diluted earnings per share	$0.28	$(0.09)	$0.01	$(0.09)

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Service revenues	$ 7,147	$ 8,072	$ 8,408	$ 8,172
Gross profit	3,717	4,243	4,249	3,756
Net income (loss)	1,931	(106,776)	61,578	(7,940)
Basic earnings per share	$0.07	$(3.62)	$2.11	$(0.28)
Diluted earnings per share	$0.07	$(3.61)	$2.11	$(0.28)

The following table presents our restated financials, taking into consideration the financial results reported on Form 10-Q, adjusted for amounts related to discontinued operations.

	First Quarter 2000			Second Quarter 2000		
	Per Form 10-Q	Discontinued Operations	Restated	Per Form 10-Q	Discontinued Operations	Restated
Service revenues	$294,345	$(287,198)	$ 7,147	$ 65,143	$ (57,071)	$ 8,072
Gross profit	73,017	(69,300)	3,717	19,738	(15,495)	4,243
Net loss—continuing	1,931	(2,529)	(598)	(102,313)	101,817	(496)
Discontinued operations	—	2,529	2,529	1,712	(101,817)	(100,105)
Loss on sale	—	—	—	(6,175)	—	(6,175)
Net income (loss)	1,931	—	1,931	(106,776)	—	(106,776)
Basic earnings per share	$0.07	—	$0.07	$(3.62)	—	$(3.62)
Diluted earnings per share	$0.07	—	$0.07	$(3.61)	—	$(3.61)

	Third Quarter 2000			Fourth Quarter 2000		
	Per Form 10-Q	Discontinued Operations	Restated	4th Quarter	Discontinued Operations	Restated
Service revenues	$ 15,595	$ (7,187)	$ 8,408	$ 16,313	$ (8,141)	$ 8,172
Gross profit	6,544	(2,295)	4,249	6,240	(2,484)	3,756
Net loss—continuing	(430)	1,170	740	(2,154)	828	(1,326)
Discontinued operations	(7,725)	(1,170)	(8,895)	(6,597)	(468)	(7,065)
Extraordinary item, net	—	—	—	—	(360)	(360)
Gain on sale	69,733	—	69,733	811	—	811
Net income (loss)	61,578	—	61,578	(7,940)	—	(7,940)
Basic earnings per share	$2.11	—	$2.11	$(0.28)	—	$(0.28)
Diluted earnings per share	$2.11	—	$2.11	$(0.28)	—	$(0.28)

Corporate Information

Directors

Clete T. Brewer
Non-Executive Chairman of the Board

Shirley Singleton
President and Chief Executive Officer

Michael Loeb
Outside Director

William Lynch
Outside Director

Bob L. Martin
Outside Director

Charles A. Sanders, M.D.
Outside Director

Executive Management Team

Shirley Singleton
President and Chief Executive Officer

David Clancey
Senior Vice President and Chief Technology Officer

David Gallo
Chief Operating Officer

Kevin R. Rhodes
Chief Financial Officer—Corporate Secretary

Gordon Y. Allison, Esq.
Executive Vice President—General Counsel

Jerry LoPorto
Senior Vice President, Human Resources

Frank Mainero
Senior Vice President, Corporate Development

Steve Bailey
Vice President, Consulting

Joyice Gere
Vice President, Consulting

William Hall
Vice President, Consulting

Jon Land
Vice President, Consulting

Betsy Norris
Vice President, Business Development

John Vogel
Vice President, Consulting

Common Stock Data

The Company's common stock trades on the Nasdaq National Market under the symbol EDGW. The following table sets forth the high and low trading price of the Company's common stock during each quarter of 2000 and 2001 and the first quarter of 2002, through March 19, 2002.

Fiscal 2000	High	Low
First Quarter	$12.063	$7.125
Second Quarter	8.562	4.437
Third Quarter	7.968	4.687
Fourth Quarter	7.000	4.562

Fiscal 2001		
First Quarter	**$6.938**	**$3.938**
Second Quarter	**5.480**	**3.500**
Third Quarter	**3.600**	**2.900**
Fourth Quarter	**4.050**	**3.050**

Fiscal 2002		
First Quarter (through March 19, 2002)	$4.450	$3.490

We have not paid dividends in the past and we do not anticipate paying any cash dividends with regard to cash generated through our normal operations in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available to stockholders without charge upon mailing a written request to our Investor Relations Department or by sending an email to ir@edgewater.com.

Investor Relations

Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903

Transfer Agent

Equiserve Trust Company, N.A.
1 North State Street, 11th Floor
Chicago, Illinois 60602

Independent Accountants

Arthur Andersen LLP
Boston, Massachusetts

Executive Office of Edgewater Technology, Inc.

20 Harvard Mill Square
Wakefield, Massachusetts 01880
Phone: (781) 246-3343
Fax: (781) 246-5903
www.edgewater.com

Annual Meeting

The Annual Meeting of stockholders will be held at 10:00 a.m. eastern on May 22, 2002 at the
Boston Marriott Long Wharf
Boston, Massachusetts
Phone: (617) 227-0800

EDGEWATER
TECHNOLOGY

20 Harvard Mill Square
Wakefield, MA 01880
Tel: (781) 246-3343
Fax: (781) 246-5903
www.edgewater.com
makewaves@edgewater.com